UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 21, 2013 announcing the Borsa Istanbul’s public disclosure request on the SDIF’s decision.

Istanbul, May 21, 2013

Announcement regarding the Borsa Istanbul’s public disclosure request on the SDIF’s decision

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

We are requested on May 20, 2013 by Borsa Istanbul to make a public disclosure, which is presented below.

The Savings Deposit Insurance Fund (“SDIF”) made an announcement at Borsa Istanbul on 20 May 2013 of its decision of seizure on the property, rights and receivables of those legal entities and individuals, listed in the attachment of its announcement (the “Attachment”), matching the amount of their overdue payables.

Our Company holds an 8% indirect stake in Aks Televizyon Reklamcılık ve Filmcilik San. ve Tic. A.Ş. (“AKS TV”), including the shares owned through our ownership in its majority shareholder, T Medya Yatırım San. ve Tic. A.Ş. (“T Medya”). Our Company does not have any information regarding any stakeholder relationship of AKS TV, or T Medya, with the other legal entities in the Attachment.

On the other hand, among the companies listed in the Attachment, Çukurova Holding A.Ş. holds a 0.05% direct stake in our Company. In addition, among the companies listed in the Attachment, Çukurova İthalat ve İhracat Türk A.Ş., Akdeniz Endüstri ve Tarım Ürünleri Ticaret  A.Ş. and Çukurova Sanayi İşletmeleri T.A.Ş each hold a 0.0006% stake, separately, in Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş, which is 99.8% owned by our Company.

The aforementioned SDIF action is expected to have no material impact on our Company’s operations and financial condition.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 21, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 21, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director